Mail Stop 6010   October 13, 2006

Mr. Robert C. Hodgkins
Vice President and Chief Financial Officer
DCP Holding Company
100 Crowne Point Place
Sharonville, OH 45241

Re: DCP Holding Company
         Amendment No. 2 to Registration Statement on Form 10-12G
         Filed October 3, 2006
         File No. 0-51954

Dear Mr. Hodgkins:

        We have reviewed your filing and have the following comments. Where indicated, we
think you should revise your documents in response to these comments. If you disagree, we will
consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask
you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure in
your filing. We look forward to working with you in these respects. We welcome any questions
you may have about our comments or on any other aspect of our review. Feel free to call us at
the telephone numbers listed at the end of this letter.

Item 15. Financial Statements And Exhibits

1. It appears that Exhibit 10.4 as filed is incomplete. The text of the exhibit refers to
    "Schedules" which have not been filed with the exhibit. Please file the entire exhibit,
    including schedules, appendices or other attachments.

2. It also appears that you may not have included as exhibits to the registration statement
    extensions or amendments to Exhibit 10.4. On page 8 you refer to the master equipment
    lease commencing on January 31, 2005. The agreement filed as Exhibit 10.4 is dated
    October 1, 2004. Please file as exhibits any extensions or amendments to Exhibit 10.4.
    If the master equipment lease referenced on page 8 is a different material contract than

Exhibit 10.4, then please file that agreement as a separate exhibit to the registration statement.

<u>Financial Statements – December 31, 2005</u>

<u>1. General Information and Summary of Significant Accounting Policies, page F-8</u>

<u>Premium Revenue, page F-9</u>

<u>Self-Insured, page F-9</u>

3. Refer to your response to comment 12. Please revise your disclosure in this note to include a discussion of the other factors that led you to determine that gross presentation was appropriate similar to what you provided in your response.

* * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please furnish your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact James Peklenk at (202) 551-3661 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Thomas W. Kahle, Esq.
Eleni V. Stratigeas, Esq.
Baker & Hostetler LLP
312 Walnut Street
Suite 3200
Cincinnati, OH 45202-4074